Exhibit 99.2

SUPPLEMENTAL INDENTURE

SUPPLEMENTAL INDENTURE (this “Supplemental Indenture”), dated as of August 14, 2019 among SUZANO AUSTRIA GMBH, a limited liability company incorporated under the laws of the Republic of Austria (the “Issuer”), SUZANO S.A., a corporation (sociedade por ações) organized under the laws of the Federative Republic of Brazil (the “Company”), as Guarantor, and DEUTSCHE BANK TRUST COMPANY AMERICAS, a New York banking corporation, as trustee (in such capacity, the “Trustee”) to the indenture dated as of May 29, 2019 (the “Indenture”).

W I T N E S S E T H :

WHEREAS, the Issuer and the Company have heretofore executed and delivered to the Trustee the Indenture, providing for the issuance of the U.S.$1,000,000,000 aggregate principal amount of 5.000% Senior Notes due January 15, 2030) and any Additional Securities (as defined in the Indenture) (the “Securities”);

WHEREAS, the Issuer, the Company and certain initial purchasers executed a registration rights agreement dated May 29, 2019 (“Registration Rights Agreement”), pursuant to which the Issuer shall offer to exchange the securities sold in private offerings for an equal principal amount of new registered securities identical in all material respects to the Securities (except that the interest rate step-up provisions and the transfer restrictions shall be modified or eliminated, as appropriate);

WHEREAS, pursuant to Section 9.01(a)(vii) of the Indenture, the Trustee, the Issuer and the Company are authorized to execute and deliver this Supplemental Indenture; and

WHEREAS, the Issuer has requested that the Trustee execute and deliver this Supplemental Indenture.

For and in consideration of the foregoing and for good and valuable consideration, the receipt of which is hereby acknowledged, the Issuer, the Company and the Trustee mutually covenant and agree for the equal and ratable benefit of the Holders of the Securities as follows:

SECTION 1. Capitalized Terms.  Capitalized terms used herein but not defined shall have the meaning assigned to them in the Indenture. All definitions in the Indenture shall be read in a manner consistent with the terms of this Supplemental Indenture.

SECTION 2. Definitions.  For all purposes of this Supplemental Indenture and the Indenture, except as otherwise expressly provided or unless the context otherwise requires:

(i) the terms defined in this Section have the meanings assigned to them in this Section and include the plural as well as the singular;

(ii) all other terms used in the Indenture and in this Supplemental Indenture, which are defined in the TIA, either directly or by reference therein, have the meanings assigned to them therein.

“Exchange Offer” shall mean the proposed offer of the Issuer to issue and deliver to the Holders of the Securities that are not prohibited by any law or policy of the SEC from participating in such offer and are able to make certain representations, in exchange for the Securities, a like aggregate principal amount of New Securities registered under the Securities Act.

“New Securities” shall mean securities issued by the Issuer under this Supplemental Indenture and the Indenture upon an exchange pursuant to the Registration Rights Agreement and containing terms identical to the Securities of such series except that (i) interest on such New Securities shall accrue from the last date on which interest was paid on the Securities for which the New Securities were exchanged or, if no such interest has been paid, from the date from which any interest on the Securities first began to accrue, (ii) such New Securities will not contain restrictions on transfer and (iii) any additional interest provisions applicable to the Securities shall not be contained in the New Securities.

“Prospectus” shall mean the prospectus included in the Registration Statement (including, without limitation, a prospectus that discloses information previously omitted from a prospectus filed as part of an effective registration statement in reliance upon Rule 430A under the Securities Act), as amended or supplemented by any prospectus supplement, with respect to the terms of the offering of any portion of the Securities or the New Securities covered by such Registration Statement, and all amendments and supplements thereto and all material incorporated by reference therein.

“Registration Rights Agreement” shall have the meaning set forth in the preamble hereto.

“Registration Statement” shall mean a registration statement of the Issuer and the Company on an appropriate form under the Securities Act with respect to the Exchange Offer, all amendments and supplements to such registration statement, including post-effective amendments thereto, in each case including the Prospectus contained therein, all exhibits thereto and all material incorporated by reference therein.

“TIA” or “Trust Indenture Act” means the Trust Indenture Act of 1939 as in force at the date as of which this Supplemental Indenture is executed; provided, however, that in the event the Trust Indenture Act of 1939 is amended after such date, “TIA” or “Trust Indenture Act” shall mean, to the extent required by any such amendment, the Trust Indenture Act of 1939 as so amended.

SECTION 2.  Conflict with TIA. (a) The Indenture and this Supplemental Indenture shall incorporate and be governed by the provisions of the Trust Indenture Act that are required to be part of and govern indentures qualified under the Trust Indenture Act. If any provision hereof limits, qualifies or conflicts with a provision of the Trust Indenture Act that is required under the TIA to be a part of and govern this Indenture or this Supplemental Indenture, the provision of the TIA shall control. If any provision of the Indenture or this Supplemental Indenture modifies or excludes any provision of the Trust Indenture Act that may be so modified or excluded, the provision of such Act shall be deemed to apply to this Indenture and this Supplemental Indenture as so modified or to be excluded, as the case may be.

SECTION 3.  Issuance of New Securities.  (a) The Issuer shall, pursuant to the Registration Rights Agreement, issue New Securities under this Supplemental Indenture, issuable in substantially the form of Exhibit A hereto, having identical terms in all respects as the Securities except that (i) interest on the New Securities shall accrue from the last date on which interest was paid on the Securities for which the New Securities were exchanged or, if no such interest has been paid, from the date from which any interest on the Securities first began to accrue, (ii) the New Securities shall not contain restrictions on transfer and (iii) any additional interest provisions applicable to the Securities shall not be contained in the New Securities; provided that the Securities and any New Securities issued under this Supplemental Indenture will be treated as a single series for all purposes under the Indenture and this Supplemental Indenture and shall vote together as one class on all matters with respect to the Securities and the New Securities.

(b) The New Securities shall not constitute Transfer Restricted Securities and shall not bear the Restricted Securities Legend.. The Exchange Offer shall enable each Holder electing to exchange Securities for New Securities, provided that such Holder (i) is not an Affiliate of the Issuer, (ii) acquires the New Securities in the ordinary course of such Holder’s business, (iii) has no arrangements with any person to participate in the distribution of the New Securities and (iv) is not prohibited by any law or policy of the SEC from participating in the Exchange Offer, to trade such New Securities from and after their receipt without any limitations or restrictions under the Securities Act.

SECTION 4.  Exchange of Securities. As soon as practicable after the close of the Exchange Offer, the Issuer shall, and the Company shall cause the Issuer to: (i) accept for exchange all Securities validly tendered and not validly withdrawn pursuant to the Exchange Offer; (ii) deliver to the Trustee for cancelation Securities so accepted for exchange; and (iii) cause the Trustee promptly to authenticate and deliver to each Holder of Securities a principal amount of New Securities equal to the principal amount of the Securities of such Holder so accepted for exchange.

SECTION 5.  Transfer or Exchange from Restricted Global Security to Unrestricted Global Security.  (a) If Securities of the same series and like tenor are issued in the form of a Regulation S Global Security and a Restricted Global Security, and if a holder of a beneficial interest in the Restricted Global Security deposited with the Depositary wishes at any time to exchange its interest in such Restricted Global Security for an interest in the Unrestricted Global Security of the same series and like tenor, or to transfer its interest in such Restricted Global Security to a person who wishes to take delivery thereof in the form of an interest in the Unrestricted Global Security of the same series and like tenor, such holder may, subject to the applicable procedures, exchange or cause the exchange, or transfer or cause the transfer, of such interest for an equivalent beneficial interest in such Unrestricted Global Security in accordance with this Section 5.

(b) Upon receipt by the Trustee, as Registrar, at its office in The City of New York of (A) any instructions or documents required under Section 2.06 of the Base Indenture; (B) a certificate, in form and substance satisfactory to the Issuer, given by such holder, stating that the exchange or transfer of beneficial interest has been made in compliance with the transfer restrictions applicable to the Securities and (B)(i) the applicable restricted period by Rule 144 under the Securities Act has prescribed, and such Holder is not an Affiliate of the Issuer or (B)(ii) such Holder is not a “U.S. Person,” as such term is defined in Rule 902 under the Securities Act, and purchased the Securities in an “offshore transaction” pursuant to Rule 903 or 904 of Regulation S, the Trustee shall instruct the Depositary to reduce or reflect on its records a reduction of such Restricted Global Security by the aggregate principal amount of the beneficial interest in such Restricted Global Security to be so exchanged or transferred and the Trustee shall instruct the Depositary, concurrently with such reduction, to increase or reflect on its records an increase in the principal amount of such Unrestricted Global Security by the aggregate principal amount of the beneficial interest in such Restricted Global Security to be so exchanged or transferred, and to credit or cause to be credited to the account of the person specified in such instructions a beneficial interest in such Unrestricted Global Security equal to the reduction in the principal amount of such Restricted Global Security.

SECTION 6.  Notification of Amendment to Stock Exchange. The Issuer or the Company shall not be required to notify any stock exchange of any amendment to the Indenture, regardless of whether Securityholders’ approval is required, unless notification is required by the applicable rules of the stock exchange on which the Securities or New Securities of the Issuer are listed.

SECTION 7. Ratification of Indenture; Supplemental Indenture Part of Indenture. Except as expressly amended hereby, the Indenture is in all respects ratified and confirmed and all the terms, conditions and provisions thereof shall remain in full force and effect. This Supplemental Indenture shall form a part of the Indenture for all purposes, and every holder of Securities heretofore or hereafter authenticated and delivered shall be bound hereby.

SECTION 8. Governing Law. THIS SUPPLEMENTAL INDENTURE SHALL BE DEEMED TO BE A CONTRACT UNDER THE LAWS OF THE STATE OF NEW YORK AND FOR ALL PURPOSES SHALL BE CONSTRUED UNDER THE LAWS OF SUCH STATE, WITHOUT GIVING EFFECT TO APPLICABLE PRINCIPLES OF CONFLICTS OF LAW TO THE EXTENT THAT THE APPLICATION OF THE LAW OF ANOTHER JURISDICTION WOULD BE REQUIRED THEREBY.

SECTION 8. Trustee Makes No Representation. The Trustee makes no representation as to the validity or sufficiency of this Supplemental Indenture.

SECTION 9. Counterparts. The parties may sign any number of copies of this Supplemental Indenture. Each signed copy shall be an original, but all of them together represent the same agreement. The exchange of copies of this Supplemental Indenture and of signature pages by facsimile or PDF transmission shall constitute effective execution and delivery of this Supplemental Indenture as to the parties hereto and may be used in lieu of the original Supplemental Indenture for all purposes. Signatures of the parties hereto transmitted by facsimile or PDF shall be deemed to be their original signatures for all purposes.

SECTION 10. Effect of Headings. The Section headings herein are for convenience only and shall not affect the construction of this Supplemental Indenture.

IN WITNESS WHEREOF, the parties have caused this Supplemental Indenture to be duly executed as of the date first written above.

Suzano Austria GmbH

By:	/s/ Carlos Anibal de Almeida Junior
Name: Carlos Anibal de Almeida Junior
Title: Managing Director

By:	/s/ Marcelo Feriozzi Bacci
Name: Marcelo Feriozzi Bacci
Title: Managing Director

Suzano S.A.

By:	/s/ Marcelo Feriozzi Bacci
Name: Marcelo Feriozzi Bacci
Title: Chief Financial and Investor Relations Officer

By:	/s/ Walter Schalka
Name: Walter Schalka
Title: Chief Executive Officer

IN WITNESS WHEREOF, the parties have caused this Supplemental Indenture to be duly executed as of the date first written above.

DEUTSCHE BANK TRUST COMPANY AMERICAS, as Trustee

By:	/s/ Chris Niesz
Name: Chris Niesz
Title: Vice President

By:	/s/ Luke Russell
Name: Luke Russell
Title: Assistant Vice President

EXHIBIT A

FORM OF REGISTERED NOTE

[FORM OF FACE OF NEW SECURITY] [Global Securities Legend]

THIS SECURITY IS A GLOBAL SECURITY WITHIN THE MEANING OF THE INDENTURE HEREINAFTER REFERRED TO AND IS REGISTERED IN THE NAME OF A DEPOSITARY OR A NOMINEE OF A DEPOSITARY. THIS SECURITY IS EXCHANGEABLE FOR SECURITIES REGISTERED IN THE NAME OF A PERSON OTHER THAN THE DEPOSITARY OR ITS NOMINEE ONLY IN THE LIMITED CIRCUMSTANCES DESCRIBED IN THE INDENTURE, AND NO TRANSFER OF THIS SECURITY (OTHER THAN A TRANSFER OF THIS SECURITY AS A WHOLE BY THE DEPOSITARY TO A NOMINEE OF THE DEPOSITARY OR BY A NOMINEE OF THE DEPOSITARY TO THE DEPOSITARY OR ANOTHER NOMINEE OF THE DEPOSITARY) MAY BE REGISTERED EXCEPT IN LIMITED CIRCUMSTANCES.

UNLESS THIS GLOBAL SECURITY IS PRESENTED BY AN AUTHORIZED REPRESENTATIVE OF THE DEPOSITORY TRUST COMPANY, A NEW YORK CORPORATION (“DTC”), TO THE ISSUER OR ITS AGENT FOR REGISTRATION OF TRANSFER, EXCHANGE OR PAYMENT, AND ANY DEFINITIVE SECURITY ISSUED IS REGISTERED IN THE NAME OF CEDE & CO. OR IN SUCH OTHER NAME AS IS REQUESTED BY AN AUTHORIZED REPRESENTATIVE OF DTC (AND ANY PAYMENT IS MADE TO CEDE & CO. OR TO SUCH OTHER ENTITY AS IS REQUESTED BY AN AUTHORIZED REPRESENTATIVE OF DTC), ANY TRANSFER, PLEDGE, OR OTHER USE HEREOF FOR VALUE OR OTHERWISE BY OR TO ANY PERSON IS WRONGFUL INASMUCH AS THE REGISTERED OWNER HEREOF, CEDE & CO., HAS AN INTEREST HEREIN.

No.           U.S.$

5.000% Senior Notes due January 15, 2030

CUSIP No. 86964WAH5

ISIN No. US86964WAH51

Suzano Austria GmbH, a limited liability company incorporated under the laws of the Republic of Austria, promises to pay to Cede & Co., or its registered assigns, the principal sum [of            dollars][listed on the Schedule of Increases or Decreases in the Global Note attached hereto]* on January 15, 2030.

Interest Payment Dates: January 15 and July 15, commencing on January 15, 2020

Record Dates: January 13 and July 13

Additional provisions of this Security are set forth on the other side of this Security.

*              If the Security is to be issued in global form, add the Schedule of Increases or Decreases in Global Security.

IN WITNESS WHEREOF, the Issuer has caused this instrument to be duly executed.

SUZANO AUSTRIA GMBH

By:
Name:
Title:

By:
Name:
Title:

Dated:        , 2019

TRUSTEE’S CERTIFICATE OF AUTHENTICATION

Deutsche Bank Trust Company Americas

as Trustee, certifies that this is one of the Securities referred to in the Indenture.

By:
Authorized Signatory

Dated:          , 2019

[FORM OF REVERSE SIDE OF NEW SECURITY]

5.000% Senior Note due January 15, 2030

1.             Interest.

Suzano Austria GmbH, a limited liability company incorporated under the laws of the Republic of Austria (such company, and its successors and assigns under the Indenture hereinafter referred to as the “Issuer”), promises to pay interest on the principal amount of this Security at the rate per annum shown above.

The Issuer will pay interest semi-annually on January 15 and July 15 of each year, commencing on January 15, 2020 to the Paying Agent, which shall in turn distribute the interest in accordance with the Indenture. The Securities shall bear interest at the rate per annum of 5.000% from July 15, 2019. Interest on the Securities shall be computed on the basis of a 360-day year of twelve 30-day months. The Issuer shall pay interest on overdue principal, and pay interest on overdue interest, at the lesser of (i) 2.0% per annum higher than the per annum rate set forth in this Security and (ii) the maximum rate permitted by applicable law.

2.             Method of Payment.

The Issuer will pay interest on the Securities (except defaulted interest) to the Persons who are registered Holders at the close of business on January 13 or July 13 next preceding the interest payment date even if Securities are canceled after the record date and on or before the interest payment date. Holders must surrender Securities to a Paying Agent to collect principal payments. The Issuer will pay principal, premium, interest and Additional Amounts, if any, in money of the United States that at the time of payment is legal tender for payment of public and private debts. Payments in respect of the Securities represented by a Global Security (including principal, premium, interest and Additional Amounts, if any) will be made by wire transfer of immediately available funds to the accounts specified by DTC. The Issuer will make all payments in respect of a certificated Security (including principal, premium, interest and Additional Amounts, if any) at the office or agency of the Paying Agent or the Trustee, unless the Issuer elects to make such payments by mailing a check to the registered address of, or by wire transfer to, each Holder thereof; provided, however, that payments on a certificated Security will be made by wire transfer to a U.S. dollar account maintained by the payee with a bank in the United States for Holders of more than U.S.$10,000,000 of Securities, if such Holder elects payment by wire transfer by giving written notice to the Trustee or the applicable Paying Agent to such effect designating such account no later than 30 days immediately preceding the relevant due date for payment (or such other date as the Trustee may accept in its discretion).

The final payment on any Security in definitive, fully registered form shall be made only upon presentation and surrender of such Security at the office of the Paying Agent on the payment date.

If a payment date is a Legal Holiday, payment shall be made on the next succeeding day that is not a Legal Holiday, and no interest shall accrue for the intervening period. If a regular record date is a Legal Holiday, the record date shall not be affected.

3.             Registrar and Paying Agent.

Initially, Deutsche Bank Trust Company Americas will act as Registrar and Paying Agent. The Issuer may appoint and change any Paying Agent, Registrar or co-registrar without notice. The Issuer, the Company or any Subsidiary may act as Paying Agent, Registrar, co-registrar or transfer agent.

4.             Indenture.

The Issuer issued the Securities under an Indenture dated as of May 29, 2019 (the “Indenture”), among the Issuer, Suzano S.A., as the guarantor (the “Company”), and Deutsche Bank Trust Company Americas, as the Trustee, Registrar, Paying Agent and Transfer Agent. The terms of the Securities include those stated in the Indenture. Terms defined in the Indenture and not defined herein have the meanings ascribed thereto in the Indenture. The Securities are subject to all such terms, and Securityholders are referred to the Indenture.

The Securities are general obligations of the Issuer. The Issuer shall be entitled to issue Additional Securities pursuant to Section 2.12 of the Indenture. The Initial Securities issued on the Issue Date, any Additional Securities and Securities issued in exchange therefor will be treated as a single class for all purposes under the Indenture. The Indenture contains covenants that limit the ability of the Company and its Subsidiaries to engage in transactions with Affiliates; create liens on assets; transfer or sell assets; guarantee indebtedness; consolidate, merge or transfer all or substantially all of its assets and the assets of its subsidiaries; and engage in sale/leaseback transactions. These covenants are subject to important exceptions and qualifications.

To the extent of any conflict between the terms of the Securities and the Indenture, the applicable terms of the Indenture shall govern.

5.             Optional Redemption.

(a)           Optional Redemption with a Make-Whole Premium. Prior to October 15, 2028, the Issuer may redeem the Securities, in whole at any time, or in part from time to time, at a redemption price equal to the greater of (1) 100.0% of the principal amount thereof, and (2) the sum of the present values, calculated as of the Redemption Date, of the remaining scheduled payments of principal and interest thereon (exclusive of interest accrued to the Redemption Date) as if the Securities were redeemed on the Par Call Date, discounted to the Redemption Date on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate plus 50 basis points, plus in each case any accrued and unpaid interest and Additional Amounts, if any, on such Securities to the Redemption Date, as calculated by the Independent Investment Banker; provided that Securities in an aggregate principal amount equal to at least U.S.$150 million remain outstanding immediately after the occurrence of any partial redemption of Securities. At any time on or after the Par Call Date, the Issuer will have the right to redeem the Securities, in whole or in part and from time to time, at a redemption price equal to 100% of the principal amount of the Securities being redeemed plus accrued and unpaid interest on the principal amount of the Securities being redeemed to such Redemption Date.

For purposes of the above:

“Par Call Date” means the date falling six months prior to the Maturity Date of the Securities.

“Treasury Rate” means, with respect to any Redemption Date, the rate per annum equal to the semi-annual equivalent yield to maturity or interpolated maturity (on a day count basis) of the Comparable Treasury Issue, assuming a price for the Comparable Treasury Issue (expressed as a percentage of its principal amount) equal to the Comparable Treasury Price for such Redemption Date.

“Comparable Treasury Issue” means the United States Treasury security or securities selected by an Independent Investment Banker as having an actual or interpolated maturity that would be utilized, at the time of selection and in accordance with customary financial practice, in pricing new issues of corporate debt securities of a comparable maturity to the Par Call Date.

“Independent Investment Banker” means one of the Reference Treasury Dealers appointed by the Issuer.

“Comparable Treasury Price” means, with respect to any Redemption Date, (i) the average of the Reference Treasury Dealer Quotations for such Redemption Date, after excluding the highest and lowest such Reference Treasury Dealer Quotation, or (ii) if the Independent Investment Banker obtains fewer than four such Reference Treasury Dealer Quotations, the average of all such quotations.

“Reference Treasury Dealers” means BNP Paribas Securities Corp., J.P. Morgan Securities LLC, Merrill Lynch, Pierce, Fenner & Smith Incorporated and Mizuho Securities USA LLC or their respective Affiliates which are primary United States government securities dealers and not less than two other leading primary United States government securities dealers in New York City reasonably designated by the Issuer; provided that if any of the foregoing cease to be a primary United States government securities dealer in New York City (a “Primary Treasury Dealer”), the Issuer will substitute therefor another Primary Treasury Dealer.

“Reference Treasury Dealer Quotation” means, with respect to each Reference Treasury Dealer and any Redemption Date, the average, as determined by the Independent Investment Banker, of the bid and asked price for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) quoted in writing to the Independent Investment Banker by such Reference Treasury Dealer at 3:30 pm New York time on the third Business Day preceding such Redemption Date.

(b)           Redemption for Taxation Reasons. If as a result of any change in or amendment to the laws or treaties (or any rules or regulations thereunder) of any Relevant Taxing Jurisdiction, or any amendment to or change in an official interpretation, administration or application of such laws, treaties, rules or regulations (including a holding by a court of competent jurisdiction), which change or amendment or change in official position becomes effective on or after the issue date of the Securities or on or, with respect to a successor, after the date a successor assumes the obligations under the Securities, the Issuer or the Company or the successor have or will become obligated to pay Additional Amounts as described under Section 4.13 of the Indenture in excess of the Additional Amounts that the Issuer or the Company would be obligated to pay if payments were subject to withholding or deduction at a rate of 15.0% (or at a rate of 25.0% in case the holder of the Securities is resident in a tax haven jurisdiction, i.e., countries which do not impose any income tax or which impose it at a maximum rate lower than 20.0%, or where the laws impose restrictions on the disclosure of ownership composition or securities ownership) as a result of the taxes, duties, assessments and other governmental charges described above (the “Minimum Withholding Level”), the Issuer may, at its option, redeem all, but not less than all, of the Securities, at a redemption price equal to 100.0% of their principal amount, together with interest and Additional Amounts accrued to the date fixed for redemption, upon publication of irrevocable notice not less than 30 days nor more than 90 days prior to the date fixed for redemption. No notice of such redemption may be given earlier than 90 days prior to the earliest date on which the Issuer would, but for such redemption, be obligated to pay the Additional Amounts above the Minimum Withholding Level, were a payment then due. The Issuer shall not have the right to so redeem the Securities in the event it becomes obliged to pay Additional Amounts which are less than the Additional Amounts payable at the Minimum Withholding Level. Notwithstanding the foregoing, the Issuer shall not have the right to so redeem the Securities unless: (i) it has taken measures it considers reasonable to avoid the obligation to pay Additional Amounts; and (ii) it has complied with all applicable regulations to legally effect such redemption; provided, however, that for this purpose reasonable measures shall not include any change in the Issuer’s, the Company’s or any successor’s jurisdiction of incorporation or organization or location of its principal executive or registered office.

In the event that the Issuer elects to so redeem the Securities, it shall deliver to the Trustee: (i) a certificate, signed in the name of the Issuer by two of its directors or by its attorney-in-fact in accordance with its articles of association, stating that the Issuer is entitled to redeem the Securities pursuant to their terms and setting forth a statement of facts showing that the condition or conditions precedent to the right of the Issuer to so redeem have occurred or been satisfied; and (ii) an Opinion of Counsel (as provided for in the Indenture) to the effect that the Issuer has or will become obligated to pay Additional Amounts in excess of the Additional Amounts payable at the Minimum Withholding Level as a result of the change or amendment, and that all governmental approvals necessary for the Issuer to effect the redemption have been obtained and are in full force and effect.

6.             Redemption Procedures.

The Issuer shall give or cause the Trustee to give notice of redemption, in the manner provided for in Section 11.01 of the Indenture, not less than 30 nor more than 60 days prior to a date for redemption of Securities by first-class mail, postage prepaid, to each Securityholder at its registered address or otherwise in accordance with the procedures of DTC. If the Issuer itself gives the notice, it shall also deliver a copy at the same time to the Trustee.

If the Issuer elects to have the Trustee give notice of redemption the Issuer shall deliver to the Trustee, at least 45 days prior to the Redemption Date (unless the Trustee is satisfied with a shorter period), an Officer’s Certificate requesting that the Trustee select the Securities to be redeemed and/or give notice of redemption and setting forth the information required by Section 3.02(c) of the Indenture. If the Issuer elects to have the Trustee give notice of redemption, the Trustee shall give the notice in the name of the Issuer and at the Issuer’s expense. Securities will be selected for partial redemptions in accordance with DTC procedures.

If the Issuer, or the Trustee on behalf of the Issuer, gives notice of redemption in accordance with Article III of the Indenture, the Securities shall, on the Redemption Date, become due and payable at the redemption price specified in the notice (together with accrued interest, if any, to, but excluding, the Redemption Date), and from and after the Redemption Date (unless the Issuer shall default in the payment of the redemption price and accrued interest) the Securities shall cease to bear interest. Upon surrender of the Securities for redemption in accordance with the notice, the Issuer shall pay the Securities at the redemption price, together with accrued interest, if any, to, but excluding, the Redemption Date. If the Issuer shall fail to pay any Security called for redemption upon its surrender for redemption, the principal shall, until paid, bear interest from the Redemption Date at the rate borne by the Securities.

7.             Put Provisions.

Upon a Change of Control that results in a Rating Decline, any Holder will have the right to cause the Issuer and the Company to repurchase all or any part (equal to U.S.$200,000 and integral multiples of U.S.$1,000 in excess thereof) of the Securities of such Holder at a repurchase price equal to 101.0% of the aggregate principal amount of the Securities to be repurchased plus accrued and unpaid interest and Additional Amounts, if any, to the date of repurchase, as provided in, and subject to the terms of, the Indenture.

8.             Company Guarantee.

The payment by the Issuer of the principal of, and premium and interest on, the Securities will be fully and unconditionally guaranteed by the Company, to the extent set forth in the Indenture.

10.          Denominations; Transfer; Exchange.

The Securities shall be issued in registered form in denominations of U.S.$200,000 and integral multiples of U.S.$1,000 in excess thereof and shall be issued as one or more Global Securities. A Holder may transfer or exchange Securities in accordance with the Indenture. The Securities may be transferred, combined or divided without payment of any charge other than taxes or other governmental charges. The Registrar may require a Holder, among other things, to furnish appropriate endorsements or transfer documents and to pay any taxes and fees required by law or permitted by the Indenture. The Registrar need not register the transfer of or exchange any Securities selected for redemption or any Securities for a period of 15 days before a selection of Securities to be redeemed or 15 days before an Interest Payment Date.

11.          Persons Deemed Owners.

The registered Holder of this Security may be treated as the owner of it for all purposes. Payment shall be made to the person in whose name a Security is registered at the close of business on the applicable record date.

12.          Unclaimed Money.

If money for the payment of principal, premium, interest or Additional Amounts, if any, remains unclaimed for two years, the Trustee or the relevant Paying Agent shall pay the money back to the Issuer at its request. After any such payment, Holders entitled to the money must look only to the Issuer and not to the Trustee or the Paying Agent for payment.

13.          Discharge; Defeasance.

Subject to certain conditions set forth in Article VIII of the Indenture, the Issuer shall be entitled to terminate some or all of its obligations under the Securities and the Indenture if the Issuer deposits with the Trustee cash or U.S. Government Obligations for the payment of principal and interest on the Securities upon redemption or maturity, as the case may be.

14.          Amendment; Waiver.

Subject to certain exceptions set forth in the Indenture, (a) the Indenture and the Securities may be amended without notice to any Holder or with the written consent of the Holders of at least a majority in aggregate principal amount of the Outstanding Securities and (b) any default or noncompliance with any provision may be waived with the written consent of the Holders of a majority in aggregate principal amount of the Outstanding Securities.

Subject to certain exceptions set forth in the Indenture, without the consent of any Securityholder, the Issuer, the Company and the Trustee shall be entitled to amend or supplement the Indenture or the Securities to cure any ambiguity, omission, defect or inconsistency; or to correct a manifest error or to comply with Section 5.01 of the Indenture; or to provide for uncertificated Securities in addition to or in place of certificated Securities; or to provide for any Guarantee with respect to the Securities; or to secure the Securities or to confirm and evidence the release, termination or discharge of any Guarantee or Lien securing the Securities when such release, termination or discharge is permitted by the Indenture or make any change that does not adversely affect the rights of any Securityholder; or to conform the terms of the Indenture with the description thereof set forth in the “Description of the New Securities” section of the Prospectus; or to evidence and provide for the acceptance of appointment of a successor Trustee with respect to the Securities or to provide for or confirm the issuance of Additional Securities.

Subject to certain conditions set forth in the Indenture, the Issuer may, without consent of the Holders, be substituted by (i) the Company or (ii) any Wholly-Owned Subsidiary of the Company.

15.          Defaults and Remedies.

Under the Indenture, Events of Default include (a) default for 30 days in payment of any interest or related Additional Amounts, if any, on the Securities; (b) default in payment of principal of or any related Additional Amounts, if any, or premium, if any, on the Securities, when the same becomes due and payable at maturity, upon acceleration or redemption, or otherwise; (c) failure by the Company to comply with Section 5.01; (d) failure by the Issuer or the Company, as the case may be, to comply with other agreements in the Indenture and such non-compliance continues for a period of 60 consecutive days after written notice is given to Issuer and/or the Company by the Trustee or to the Issuer, the Company and the Trustee by the Holders of at least 25.0% in aggregate principal amount of the Securities; (e) certain accelerations of other Debt of the Company; (f) certain events of bankruptcy or insolvency with respect to the Issuer, the Company or any Subsidiary; (g) the Company Guarantee shall fail to be in full force and effect or is declared null and void; and (h)

certain condemnation events affecting all or substantially all of the undertaking, assets and revenues of the Issuer, the Company or certain Subsidiaries for a period of 60 consecutive days or longer.

If an Event of Default occurs and is continuing, the Trustee or the Holders of at least 25.0% in principal amount of the Securities, by written notice to the Issuer and the Company (and to the Trustee if notice is given by the Holders), may declare all the Securities to be due and payable immediately. Certain events of bankruptcy or insolvency are Events of Default which will result in the Securities being due and payable immediately upon the occurrence of such Events of Default.

Securityholders may not enforce the Indenture or the Securities except as provided in the Indenture. The Trustee may refuse to enforce the Indenture or the Securities unless it receives indemnity or security reasonably satisfactory to it. Subject to certain limitations, Holders of a majority in principal amount of the Securities may direct the Trustee in its exercise of any trust or power. The Trustee may withhold from Securityholders notice of any continuing Default (except a Default in payment of principal or interest) if it determines that withholding notice is in the interest of the Holders.

16.          Trustee Dealings with the Issuer and the Company.

Subject to certain limitations imposed by the TIA, the Trustee under the Indenture, in its individual or any other capacity, may become the owner or pledgee of Securities and may otherwise deal with and collect obligations owed to it by the Issuer, the Company or their Affiliates and may otherwise deal with the Issuer, the Company or their Affiliates with the same rights it would have if it were not Trustee.

17.          No Recourse Against Others.

No past, present or future director, officer, employee, partner, incorporator, quotaholder, member or shareholder, as such, of the Issuer, the Company or any Subsidiary of the Company, shall have any liability for any obligations of the Issuer, the Company or any Subsidiary of the Company under the Securities, the Indenture or the Company Guarantee or for any claim based on, in respect of or by reason of such obligations or their creation. By accepting a Security, each Securityholder waives and releases all such liability. The waiver and release are part of the consideration for the issue of the Securities.

18.          Authentication.

This Security shall not be valid until an authorized signatory of the Trustee (or an authenticating agent) manually signs the certificate of authentication on the other side of this Security.

19.          Abbreviations.

Customary abbreviations may be used in the name of a Securityholder or an assignee, such as TEN COM (=tenants in common), TEN ENT (=tenants by the entireties), JT TEN (=joint tenants with rights of survivorship and not as tenants in common), CUST (=custodian) and U/G/M/A (=Uniform Gift to Minors Act).

20.          CUSIP Numbers and ISINs.

Pursuant to a recommendation promulgated by the Committee on Uniform Security Identification Procedures, the Issuer has caused CUSIP numbers or ISINs to be printed on the Securities and has directed the Trustee to use CUSIP numbers or ISINs in notices of redemption as a convenience to Securityholders. No representation is made as to the accuracy of such numbers either as printed on the Securities or as contained in any notice of redemption, and reliance may be placed only on the other identification numbers placed thereon.

21.          Governing Law; Consent to Jurisdiction and Service of Process.

THIS SECURITY SHALL BE GOVERNED BY, AND CONSTRUED IN ACCORDANCE WITH, THE LAWS OF THE STATE OF NEW YORK BUT WITHOUT GIVING EFFECT TO APPLICABLE PRINCIPLES OF CONFLICTS OF LAW TO THE EXTENT THAT THE APPLICATION OF THE LAWS OF ANOTHER JURISDICTION WOULD BE REQUIRED THEREBY.

Each of the Issuer and the Company has consented to the jurisdiction of the courts of the State of New York and the United States courts located in the Borough of Manhattan, New York City, New York with respect to any action that may be brought in connection with the Indenture or the Securities and has validly and effectively appointed Corporation Service Company as agent for service of process.

The Issuer will furnish to any Securityholder upon written request and without charge to the Securityholder a copy of the Indenture which has in it the text of this Security in larger type. Requests may be made to:

Suzano S.A.

Av. Brigadeiro Faria Lima, 1355 — 8th floor

01452-911 São Paulo, SP

Brazil

Attention:              Marcelo Feriozzi Bacci and Julio Cesar Maciel Ramundo

Facsimile:              +55-11-3503-9099

FORM OF NOTATION ON SECURITY RELATING TO GUARANTEE

For value received, the undersigned hereby unconditionally guarantees to the Securityholder of this Security, the cash payments in U.S. dollars of principal and interest on this Security (and including Additional Amounts payable thereon, if any) in the amounts and at the times when due, together with interest on the overdue principal and interest, if any, on this Security, if lawful, and the payment of all other obligations of the Issuer under the Indenture or the Securities, to the Securityholder of this Security and the Trustee, all in accordance with and subject to the terms and conditions of this Security and the Indenture. Capitalized terms used but not defined herein shall have the meanings ascribed to them in the Indenture, dated as of May 29, 2019 among Suzano Austria GmbH, as the Issuer, Suzano S.A., as the guarantor (the “Company”) and Deutsche Bank Trust Company Americas, as the Trustee, Registrar, Paying Agent.

The obligations of the undersigned to the Securityholders and to the Trustee are expressly set forth in Article X of the Indenture. This Guarantee constitutes a direct, general and unconditional obligation of the undersigned which will at all times rank at least pari passu with all other present and future senior unsecured obligations of the undersigned, except for such obligations as may be preferred by mandatory provisions of law.

IN WITNESS WHEREOF, the Company has caused this endorsement with respect to the U.S.$1,000,000 5.000% Senior Notes due 2030 of Suzano Austria GmbH to be duly executed.

Dated: [                  ]

SUZANO S.A.

By:
Name:
Title:

By:
Name:
Title:

ASSIGNMENT FORM

To assign this Security, fill in the form below:

I or we assign and transfer this Security to

(Insert assignee’s soc. sec. or tax I.D. no.)

(Print or type assignee’s name, address and zip code)

and irrevocably appoint

agent to transfer this Security on the books of the Issuer. The agent may substitute another to act for him or her.

Your Signature:

Date:
(Sign exactly as your name appears on the other side of this Security)

*Signature guaranteed by:

By:

*              The signature must be guaranteed by an institution which is a member of one of the following recognized signature guaranty programs: (i) the Securities Transfer Agent Medallion Program (STAMP); (ii) the New York Stock Exchange Medallion Program (MSP); (iii) the Stock Exchange Medallion Program (SEMP); or (iv) such other guaranty program acceptable to the Trustee.

[TO BE ATTACHED TO GLOBAL SECURITIES]

SCHEDULE OF INCREASES OR DECREASES IN GLOBAL SECURITY

The initial principal amount of this Global Security is U.S.$[              ]. The following increases or decreases in this Global Security have been made:

Date of Exchange	Amount of decrease in principal amount of this Global Security	Amount of increase in principal amount of this Global Security	Principal amount of this Global Security following such decrease or increase	Signature of authorized officer of Trustee or Securities Custodian

[FORM OF] OPTION OF SECURITYHOLDER TO ELECT PURCHASE

If you elect to have this Security purchased by the Issuer pursuant to Section 4.04 of the Indenture, check the box below:

☐ Section 4.04

If you elect to have only part of this Security purchased by the Issuer pursuant to Section 4.04 of the Indenture, state the amount (in minimum denominations of U.S.$200,000 and integral multiples of U.S.$1,000 in excess thereof) you elect to have purchased:

U.S.$

Dated:	Your Name:
(Print your name exactly as it appears on the face of this Security)

Your Signature:
(Sign exactly as your name appears on the face of this Security)

Signature Guarantee:

Signatures must be guaranteed by an “eligible guarantor institution” meeting the requirements of the Registrar, which requirements include membership or participation in the Security Transfer Agent Medallion Program (“STAMP”) or such other “signature guarantee program” as may be determined by the Registrar in addition to, or in substitution for, STAMP, all in accordance with the Securities Exchange Act of 1934, as amended.